

May 11, 2012

Thomas S. Harman
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Nuveen Select Quality Municipal Fund, Inc.
        File Numbers: 333-180672; 811-06240

Dear Mr. Harman:

        We have reviewed the registration statement on Form N-2 for the fund named above (the "Fund"), filed on April 11, 2012. The filing was made for the purpose of registering Common Stock of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Cover Page

1. The second sentence of the third paragraph from the bottom of the cover page states that "[t]he Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions." Please indicate the market price of the Common Stock as of the latest practicable date. See Instruction 1 to Item 1 of Form N-2.

Prospectus Summary (Pages 1 – 13)

2. On pages 1-2 under "Investment Objectives and Policies," please include the dollar weighted average maturity of the Fund's portfolio as of a recent date.

3. The second sentence under "Use of Leverage" on page 2 states that "[f]or the period May 4, 2011 through October 31, 2011, the time period for which the VRDP Shares were outstanding, the average daily balance outstanding on VRDP Shares and annual dividend rate was $252,500,000 and 0.32%, respectively." Please disclose in this section the percentage of the Fund's assets that VRDP Shares represented during this period.

4. The first sentence under "Market Discount from Net Asset Value" on pages 5-6 states that "[s]hares of closed-end investment companies like the Fund have during some periods traded

at prices higher than net asset value." Please delete this part of the sentence, as it is not a risk of investing in the Fund.

5. The third sentence of the first paragraph under "Credit and Below Investment Grade Risk" on page 6 states that the Fund "may invest up to 20% (measured at the time of investment) of its Managed Assets in municipal securities that are rated below investment grade or that are unrated but judged to be of comparable quality by Nuveen Asset Management." Please note in this section that securities that are rated below investment grade are commonly referred to as "junk."

6. The first sentence of the first paragraph under "Leverage Risk" on page 8 states that "[t]he use of financial leverage created through borrowing, the Fund's outstanding preferred shares, including VRDP Shares, or the use of tender option bonds creates an opportunity for increased Common Stock net income and returns." Please delete this part of the sentence, as it is not a risk of investing in the Fund.

7. The fifth sentence from the end of the first paragraph under "Leverage Risk" on page 9 states that "[t]he income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund's portfolio securities and its cost of leverage." Please delete this sentence as it is not a risk of investing in the Fund.

8. The fourth sentence of the first paragraph under "Inverse Floating Rate Securities Risk" on page 10 states that "distributions paid to the Fund on its inverse floaters . . . increase when short-term municipal rates fall." Please delete this part of the sentence, as it is not a risk of investing in the Fund.

9. The first sentence of the second paragraph under "Inverse Floating Rate Securities Risk" on page 10 states that "[t]he Fund's investment in inverse floating rate securities creates financial leverage that provides an opportunity for increased Common Stock net income and returns." Please delete this part of the sentence, as it is not a risk of investing in the Fund.

10. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 12. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Summary of Fund Expenses (Pages 14 – 15)

11. Footnote (3) to the "Summary of Fund Expenses" table on page 14 assumes an annual liquidity fee of 1.00%, an annual remarketing fee of .10% and an annual dividend rate of .39% on $252,500,000 of VRDP shares. Using these assumptions, we calculate .81% of Fees on VRDP shares using average net assets for the fiscal year ended October 31, 2011 as the

denominator. Please state in the footnote that these amounts are estimated for the current fiscal year and supplementally explain the calculated estimate of 0.85% of "Fees on VRDP shares and Interest and Related Expenses from Inverse Floaters" when actual "Interest expense and amortization of offering costs" for the fiscal year ended October 31, 2011 was 0.12%. In the October 31, 2011 financial statements, why are "Interest expense and amortization of offering costs" presented as a single line item? The financial statements should disclose these amounts separately.

The Fund's Investments (Pages 18 – 32)

12. The first sentence of the sixth paragraph under "Investment Policies" on page 21 states that "[t]he Fund will primarily invest in municipal securities with long-term maturities in order to maintain a weighted average maturity of 15-30 years, but the average weighted maturity of obligations held by the Fund may be shortened, depending on market conditions." Please also include in this section the dollar-weighted average maturity of the Fund's investments as of a recent date.

13. The second to last sentence of the first paragraph under "Municipal Securities" states that the Fund may purchase zero coupon bonds. Please disclose the following risks created by investing in original issue discount ("OID") instruments.

   a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

   b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

   c) OID instruments generally represent a significantly higher credit risk than coupon loans.

   d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

   e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Use of Leverage (Pages 32 – 34)

14. The seventh sentence of the first paragraph under "Use of Leverage" on page 32 states that "[a] lower leverage ratio may result in lower (higher) returns to Common Stockholders over a period of time to the extent that net returns on the Fund's investment portfolio exceed (fall below) its cost of leverage over that period, which lower (higher) returns may impact the level of the Fund's distributions."   The use of the parentheticals in this sentence makes it confusing. Please remove the parentheticals to make the sentence more plain English.

Management of the Fund (Pages 46 – 48)

15. In the fifth paragraph under "Investment Adviser, Sub-Adviser and Portfolio Manager" on page 46, please disclose Mr. Brennan's length of service as portfolio manager of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 – 3)

16. Investment restriction number 4 on pages 1-2 states that the Fund may not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not be applicable to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users." Please state in this section that the policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project and that the Fund will consider such municipal securities to be in an industry (e.g., the Fund will consider a bond issued to build hospital and that will be paid for by revenues from the hospital to be in health care industry).

17. Investment restriction number 7 on page 2 states that the Fund will not make loans, "except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act." In a paragraph below the investment restrictions, please briefly describe the relevant requirements of the 1940 Act and indicate whether the Fund has in place, has applied for, or intends to apply for any exemptive orders relating to the practice. If any such order has been applied for, state that there is no guarantee that such order will be granted.

18. Investment restriction number 8 on page 2 states that the Fund will not "[i]nvest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply

. . . to the investment of 25% of its total assets." Please explain in this section what is meant by this exception.

Management of the Fund (Pages 20 - 41)

19. In the table regarding the experience of the directors on pages 20 to 26, in a number of cases, the column entitled "Other Directorships Held by Trustee During Past Five Years" states "N/A." Please revise to state "None."

Code of Ethics (Pages 45 - 46)

20. Please disclose whether persons subject to the Codes of Ethics are permitted to invest in securities that may be purchased or held by the Fund. Item 18.15 of Form N-2.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
>
> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
>
> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;
>
> the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel